

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Gaurav Shah, M.D.
Chief Executive Officer
Rocket Pharmaceuticals, Inc.
9 Cedarbrook Drive
Cranbury, NY 08512

> **Re: Rocket Pharmaceuticals, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 13, 2022**
> **File No. 333-267871**

Dear Gaurav Shah:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John T. Haggerty, Esq.